UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 17, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, October 17, 2019.

DAL N° 1322/19

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Regular and Special Shareholders’ Meeting held on October 17, 2019. Material Fact. Section 3, Chapter I, Title XII of Comisión Nacional de Valores Rules. Sections 72 and 73, Act No. 26,831. Technical, Financial and Operational Assistance Service.

Dear Sirs,

I am addressing you as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that the General and Special Shareholders’ Meeting held today (the “Meeting”) approved the following:

a)

To distribute among shareholders proportionally to their holdings -pursuant to the provisions of Section 67, Act No. 26,831- TGS’ treasury shares as of October 16, 2019, which amount to 29,444,795 book-entry common shares, with a face value of AR$1 per share and entitled to one vote each; and to delegate to the Board of Directors the widest powers to carry out the distribution of said shares -pursuant to the regulations in force-, including timing for payment.

b)

To ratify the proposal approved by the Board of Directors in its meeting held on September 17, 2019 -as it was published in the material fact on that same date- to be put forward to the Technical Operator of the Technical, Financial and Operational Assistance Service since it constitutes an improvement in the contract terms, and therefore a benefit for the Company.

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: October 17, 2019.